<PLAINTEXT>
                                                                 Morgan Stanley
                                                                 Charter Series
     September 2005
     Monthly Report
This Monthly Report supplements the Charter Funds' Prospectus dated April 25, 2005.
                                                       Issued: October 31, 2005
[LOGO] Morgan Stanley
MORGAN STANLEY CHARTER SERIES
HISTORICAL FUND PERFORMANCE
Presented below is the percentage change in Net Asset Value per Unit from the start of every calendar year each Fund has traded. Also provided is the inception-to-date return and the compound annualized return since inception for each Fund. Past performance is no guarantee of future results.

                                                                                                   INCEPTION-  COMPOUND
                                                                                                    TO-DATE   ANNUALIZED
                   1994    1995 1996 1997 1998   1999    2000  2001    2002   2003  2004    2005     RETURN     RETURN
FUND                %       %    %    %    %      %       %     %       %      %     %       %         %          %
------------------------------------------------------------------------------------------------------------------------
Charter Campbell    --      --  --    --  --      --      --    --    (4.2)   16.3   3.9    6.6       23.4       7.3
                                                                     (3 mos.)             (9 mos.)
------------------------------------------------------------------------------------------------------------------------
Charter MSFCM...   (7.3)   21.9 4.0  26.2 5.1    (9.2)   23.8 (3.3)    29.1   (5.1) (5.6)  (18.6)     59.2       4.1
                 (10 mos.)                                                                (9 mos.)
------------------------------------------------------------------------------------------------------------------------
Charter Graham..    --      --  --    --  --      2.9    22.0  9.7     36.8   16.1   1.3   (14.8)     88.8       10.1
                                               (10 mos.)                                  (9 mos.)
------------------------------------------------------------------------------------------------------------------------
Charter Millburn    --      --  --    --  --     (7.2)   12.1 (11.3)   21.1   (0.6) (5.3)  (2.7)      2.4        0.4
                                               (10 mos.)                                  (9 mos.)
------------------------------------------------------------------------------------------------------------------------

DEMETER MANAGEMENT CORPORATION
330 Madison Avenue, 8th Floor
New York, NY 10017
Telephone (212) 905-2700
Morgan Stanley Charter Series
Monthly Report
September 2005
Dear Limited Partner:
  The Net Asset Value per Unit for each of the four Morgan Stanley Charter Series Funds as of September 30, 2005 was as follows:

                                                                   % CHANGE
    FUND                                                    N.A.V. FOR MONTH
    ------------------------------------------------------------------------
    Charter Campbell                                        $12.34   3.83%
    ------------------------------------------------------------------------
    Charter MSFCM                                           $15.92   -0.58%
    ------------------------------------------------------------------------
    Charter Graham                                          $18.88   3.74%
    ------------------------------------------------------------------------
    Charter Millburn                                        $10.24   4.75%
    ------------------------------------------------------------------------

  Detailed performance information for each Fund is located in the body of the financial report. For each Fund, we provide a trading results by sector chart that portrays trading gains and trading losses for the previous month and year-to-date in each sector in which the Fund participates.
  The trading results by sector charts indicate the monthly and year-to-date composite percentage returns generated by the specific assets dedicated to trading within each market sector in which each Fund participates. Please note that there is not an equal amount of assets in each market sector, and the specific allocations of assets by a Fund to each sector will vary over time within a predetermined range. Below each chart is a description of the factors that influenced trading gains and trading losses within each Fund during the previous month.
  Effective October 3, 2005, with the consent of the general partner, VK
Capital Inc. (formerly, Morgan Stanley Futures and Currency Management, Inc.) began trading approximately 20% of Charter MSFCM's assets pursuant to its QDS Program, which is described in the Morgan Stanley Charter Series Prospectus dated April 25, 2005 (the "Prospectus") at page 82. The allocation to the QDS Program was primarily done to diversify the trading methodologies of the trading advisor with the objective of enhancing the overall risk/return characteristics of Charter MSFCM. The QDS Program has been trading approximately $1.4 million of proprietary assets of a Morgan Stanley affiliate since the inception of the QDS Program in August 2004.
  VK Capital Inc. will continue to trade approximately 80% of Charter MSFCM's assets pursuant to its Global Portfolio, which is described in the Prospectus at page 82. Subject to the prior approval of the General Partner, VK Capital Inc. may, at any time, trade some or all of Charter MSFCM's assets among one or more of its other trading programs.
  Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation, 330 Madison Avenue, 8th Floor, New
York, NY 10017 or your Morgan Stanley Financial Advisor.
  I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is no guarantee of future results.
Sincerely,
/s/ Jeffrey A. Rothman
Jeffrey A. Rothman
Chairman of the Board of Directors and President
Demeter Management Corporation
General Partner for
Morgan Stanley Charter Campbell L.P.
Morgan Stanley Charter MSFCM L.P.
Morgan Stanley Charter Graham L.P.
Morgan Stanley Charter Millburn L.P.
                      This page intentionally left blank.
CHARTER CAMPBELL
                                    [CHART]
                      Month ended            YTD ended
                   September 30, 2005    September 30, 2005
                   ------------------    ------------------
Currencies               2.04%                 2.34%
Interest Rates           0.54%                 3.34%
Stock Indices            2.07%                 0.45%
Energies                -0.37%                 4.35%
Metals                   0.14%                 0.52%
Note:Reflects trading results only and does not include fees or interest income. FACTORS INFLUENCING MONTHLY TRADING GAINS:
..  Within the global stock indices, long positions in Japanese and European stock index futures recorded gains when prices increased during the month, as oil prices declined and investors embraced signs that the global economy could move forward despite Hurricane Katrina's devastation of the U.S. Gulf Coast. Within European markets, prices were helped by strong corporate earnings and reports that Hurricane Rita did less damage than most had feared. This news significantly strengthened the prices of Europe's major insurance companies, who were expected to incur substantial losses. Japanese equity prices increased to four year-highs during September after Japanese Prime Minister Junichiro Koizumi won a mandate for economic overhauls as a result of elections for the lower house of government. Japanese stock prices were also pressured higher on better-than-expected consumer confidence and manufacturing data, as well as strength in the technology sector. Finally, Japanese equity markets also reacted positively to news of an agreement by North Korea to abandon its nuclear weapons program.
CHARTER CAMPBELL
FACTORS INFLUENCING MONTHLY TRADING GAINS: (continued)
..  In the currency sector, gains were recorded from long U.S. dollar futures positions relative to the Japanese yen and the euro as the value of the U.S. dollar moved higher throughout the month. The main driver of U.S. dollar strength stemmed from bolstered expectations that the U.S. Federal Reserve would most likely continue to raise interest rates in light of reports of a smaller-than-expected rise in U.S. jobless claims and a revision of
   Hurricane Rita's course. In addition, the value of the euro was pulled lower after the release of lower 2005 and 2006 growth estimates for the European economy and news that Germany's incumbent Chancellor, Gerhard Schroeder, refused to concede defeat to the opposition leader Angela Merkel in the days after the election. This political uncertainty left investors doubting the pace of reform in Europe's largest economy. Elsewhere in the currency markets, gains were experienced from long positions in the Australian dollar versus the U.S. dollar as the value of the Australian dollar increased on news of the largest ever annual jobs gain in Australia and an improvement in that country's Current-Account deficit. Also strengthening the currency was news towards the end of the month that retail sales in Australia were stronger-than-expected.
..  In the global interest rate futures markets, short positions in U.S. and
   Japanese interest rate futures resulted in gains as prices decreased after a flurry of economic reports included some of the first looks at the impact of Hurricane Katrina on the U.S. economy. Overall, these economic reports were not weak enough to force the U.S. Federal Reserve from continuing to raise interest rates. Japanese fixed-income prices were also pulled lower for the aforementioned reasons that affected the Japanese equity markets.
..  Smaller gains were experienced in the metals markets from long positions in copper futures as prices moved higher on news that China's demand for raw materials will continue for the foreseeable future.
FACTORS INFLUENCING MONTHLY TRADING LOSSES:
..  In the energy markets, losses were experienced from long futures positions in crude oil and its related products when prices declined after the International Energy Agency, OPEC and the Energy Information Administration all cut energy demand estimates for 2006. Further impacting prices was a
   U.S. Energy Department report which reflected that U.S. crude oil inventories were 13% above year-ago levels. Finally, prices were negatively affected by an announcement from OPEC's president and Kuwait's oil minister, who said that OPEC and his country would consider increasing output above current quotas.
CHARTER MSFCM
                                    [CHART]
                   Month ended             YTD ended
                September 30, 2005     September 30, 2005
                 -----------------     ---------------
Currencies           -4.06%                -21.08%
Interest Rates       -1.06%                 -3.23%
Stock Indices         4.64%                  8.00%
Energies             -0.03%                  3.59%
Metals                0.61%                 -1.26%
Note:Reflects trading results only and does not include fees or interest income. FACTORS INFLUENCING MONTHLY TRADING LOSSES:
..  In the currency sector, losses were incurred from short U.S. dollar positions against the Japanese yen, euro, and Swiss franc as the value of the U.S. dollar increased during the month. The main driver of U.S. dollar strength stemmed from bolstered expectations that the U.S. Federal Reserve would most likely continue to raise interest rates in light of reports of a smaller-than-expected rise in U.S. jobless claims and a revision of
   Hurricane Rita's course. In addition, the value of the euro was pulled down after the release of lower 2005 and 2006 growth estimates for the European economy and news that Germany's incumbent Chancellor, Gerhard Schroeder, refused to concede defeat to the opposition leader Angela Merkel in the days after the election. This political uncertainty left investors doubting the pace of reform in Europe's largest economy.
..  In the global interest rate futures markets, long positions in European and
   Australian interest rate futures prices incurred losses as prices reversed lower. European prices moved lower on a decline in oil prices and expectations that the European Central Bank will leave interest rates unchanged. Australian bond prices declined after Australia's largest ever annual jobs gain initiated speculation that the Reserve Bank of Australia would reconsider its stance on interest rates and adopt a more aggressive viewpoint due to the surprising growth in the Australian economy. Prices were also negatively impacted by strong economic data relating to
   Australia's Gross Domestic Product and strength in the equity markets. CHARTER MSFCM
FACTORS INFLUENCING MONTHLY TRADING LOSSES: (continued)
..  In the energy markets, losses were experienced from long futures positions in crude oil when prices declined after the International Energy Agency, OPEC, and the Energy Information Administration all cut energy demand estimates for 2006. Further impacting prices was a U.S. Energy Department report which reflected that U.S. crude oil inventories were 13% above year-ago levels. Finally, prices were negatively affected by an announcement from OPEC's president and Kuwait's oil minister, who said that OPEC and his country would consider increasing output above current quotas.
FACTORS INFLUENCING MONTHLY TRADING GAINS:
..  Within the global stock indices, European, Australian, and Hong Kong equity index futures increased during the month resulting in gains from long positions, as oil prices declined and investors embraced signs that the global economy could move forward despite Hurricane Katrina's devastation of the U.S. Gulf Coast. Within European markets, prices were helped by strong corporate earnings and reports that Hurricane Rita did less damage than most had feared. This news significantly strengthened the prices of Europe's major insurance companies, who were expected to incur substantial losses. In Australia, equity markets increased on the previously mentioned strong economic data. Finally, strength in the technology sector helped Hong Kong stock prices finish the month higher.
..  Within the metals markets, long positions in gold futures recorded gains as prices increased sharply during the month amid fears of inflation and the long-term economic effect of higher energy prices. Prices also drew strength from strong demand from China and India. Elsewhere in the metals markets, short positions in nickel futures experienced gains as prices moved lower.
CHARTER GRAHAM
                                    [CHART]
                    Month ended          YTD ended
                  September 30, 2005     September 30, 2005
                  ------------------     ------------------
Currencies               0.99%                -7.36%
Interest Rates          -0.89%                -6.68%
Stock Indices            4.45%                 3.61%
Energies                -0.89%                 0.69%
Metals                   0.50%                -0.89%
Agriculturals            0.22%                -1.37%
Note:Reflects trading results only and does not include fees or interest income. FACTORS INFLUENCING MONTHLY TRADING GAINS:
..  Within the global stock indices, long positions in Pacific Rim and European stock index futures recorded gains when prices increased during the month, as oil prices declined and investors embraced signs that the global economy could move forward despite Hurricane Katrina's devastation of the U.S. Gulf Coast. Within European markets, prices were helped by strong corporate earnings and reports that Hurricane Rita did less damage than most had feared. This news significantly strengthened the prices of Europe's major insurance companies, who were expected to incur substantial losses. Japanese equity prices increased to four year-highs during September after Japanese Prime Minister Junichiro Koizumi won a mandate for economic overhauls as a result of elections for the lower house of government. Japanese stock prices were also pressured higher on better-than-expected consumer confidence and manufacturing data, as well as strength in the technology sector. Finally, equity markets across the Pacific Rim reacted positively to news of an agreement by North Korea to abandon its nuclear weapons program.
CHARTER GRAHAM
FACTORS INFLUENCING MONTHLY TRADING GAINS: (continued)
..  Additional gains were experienced in the currency sector from long futures positions in the Canadian dollar against the euro, U.S. dollar, and Japanese yen as the value of the Canadian dollar increased against most of its major rivals amid strength in the equity markets, as the S&P/TSX Composite Index increased to 11,000, briefly venturing above this key psychological level for the first time since September 2000. The Bank of Canada's decision to raise its key interest rate for the first time in 11 months also boosted the value of the Canadian dollar.
..  Within the metals markets, long positions in gold futures recorded gains as prices increased sharply during the month amid fears of inflation and the long-term economic effect of higher energy prices. Further gains resulted from long positions in copper futures as prices trended higher on news that China's demand for raw materials will continue for the foreseeable future.
..  In the agricultural markets, gains were recorded from long positions in sugar futures as prices trended upwards on worries of significant damage to the crops of Louisiana and Texas after Hurricanes Katrina and Rita and the announcement by China's Ministry of Commerce that it would maintain its 2006 import quotas for sugar.
FACTORS INFLUENCING MONTHLY TRADING LOSSES:
..  In the global interest rate futures markets, long positions in U.S. and
   European interest rate futures incurred losses as prices reversed lower after a flurry of economic reports included some of the first looks at the impact of Hurricane Katrina on the U.S. economy. Overall, these economic reports were not weak enough to force the U.S. Federal Reserve from continuing to raise interest rates. European fixed-income prices also fell in response to the upcoming European Central Bank meeting where it is expected that interest rates will remain unchanged, despite the fact that European Central Bank representatives had openly discussed the eventual need to raise rates due to inflation concerns.
..  In the energy markets, losses were experienced from long futures positions in crude oil futures when prices declined after the International Energy Agency, OPEC, and the Energy Information Administration all cut energy demand estimates for 2006. Further impacting prices was a U.S. Energy Department report which reflected that U.S. crude oil inventories were 13% above year-ago levels. Finally, prices were negatively affected by an announcement from OPEC's president and Kuwait's oil minister, who said that OPEC and his country would consider increasing output above current quotas.
CHARTER MILLBURN
                                    [CHART]
                     Month ended               YTD ended
                    September 30, 2005     September 30, 2005
                    ------------------     ------------------
Currencies                3.02%                 -4.72%
Interest Rates           -2.49%                  2.24%
Stock Indices             4.86%                  7.66%
Energies                 -0.16%                  3.68%
Metals                    0.91%                 -0.97%
Agriculturals            -0.32%                 -4.38%
Note:Reflects trading results only and does not include fees or interest income. FACTORS INFLUENCING MONTHLY TRADING GAINS:
..  Within the global stock indices, long positions in Pacific Rim and European stock index futures recorded gains when prices increased during the month, as oil prices declined and investors embraced signs that the global economy could move forward despite Hurricane Katrina's devastation of the U.S. Gulf Coast. Within European markets, prices were helped by strong corporate earnings and reports that Hurricane Rita did less damage than most had feared. This news significantly strengthened the value of Europe's major insurance companies, who were expected to incur substantial losses. Japanese equity prices increased to four year-highs during September after Japanese Prime Minister Junichiro Koizumi won a mandate for economic overhauls as a result of elections for the lower house of government. Japanese stock prices were also pressured higher on better-than-expected consumer confidence and manufacturing data, as well as strength in the technology sector. Finally, equity markets across the Pacific Rim reacted positively to news of an agreement by North Korea to abandon its nuclear weapons program. Elsewhere in the global stock index futures markets, gains were experienced from long positions in South African equity index futures as prices moved higher on continued strength in gold prices and optimism that the business climate in South Africa would continue to improve.
CHARTER MILLBURN
FACTORS INFLUENCING MONTHLY TRADING GAINS: (continued)
..  Additional gains were experienced in the currency sector from long futures positions in the Canadian dollar against the euro, U.S. dollar, and Japanese yen as the value of the Canadian dollar increased against most of its major rivals amid strength in the equity markets, as the S&P/TSX Composite Index increased to 11,000, briefly venturing above this key psychological level for the first time since September 2000. The value of the Canadian dollar was boosted further by the Bank of Canada's decision to raise its key interest rate for the first time in 11 months.
..  Within the metals markets, long positions in gold futures recorded gains as prices increased sharply during the month as fears of inflation and the long-term economic effect of higher energy prices. Further gains resulted from long positions in copper futures as prices trended higher on news that China's demand for raw materials will continue for the foreseeable future.
FACTORS INFLUENCING MONTHLY TRADING LOSSES:
..  In the global interest rate futures markets, long positions in European,
   Australian, and Canadian interest rate futures prices incurred losses as prices reversed lower. European prices moved lower amid expectations that the European Central Bank will leave interest rates unchanged, despite the fact that European Central Bank representatives had openly discussed the eventual need to raise rates due to inflation concerns. Australian bond prices declined after Australia's largest ever annual jobs gain initiated speculation that the Reserve Bank of Australia would perhaps reconsider its stance on interest rates and adopt a more aggressive viewpoint due to the surprising growth in the Australian economy and low unemployment. Prices were also negatively impacted by strong economic data relating to
   Australia's Gross Domestic Product and strength in the equity markets. Finally, Canadian fixed-income prices reacted negatively to the aforementioned reasons that affected the Canadian dollar.
..  In the agricultural markets, short positions in wheat futures resulted in losses as prices strengthened during September on news of increased foreign demand. Further losses were incurred from long positions in cotton as prices weakened following larger-than-expected U.S. and world output figures. Elsewhere in the agricultural markets, live cattle futures prices moved higher on technically-based buying resulting in losses from short positions.
..  In the energy markets, losses were experienced from long futures positions in crude oil and its related products when prices declined after the International Energy Agency, OPEC, and the Energy Information Administration all cut energy demand estimates for 2006. Further impacting prices was a
   U.S. Energy Department report which reflected that U.S. crude oil inventories were 13% above year-ago levels. Finally, prices were negatively affected by an announcement from OPEC's president and Kuwait's oil minister, who said that OPEC and his country would consider increasing output above current quotas.
MORGAN STANLEY CHARTER SERIES
STATEMENTS OF OPERATIONS
FOR THE MONTH ENDED SEPTEMBER 30, 2005 (UNAUDITED)

                                       Morgan Stanley                 Morgan Stanley                Morgan Stanley
                                    Charter Campbell L.P.           Charter MSFCM L.P.            Charter Graham L.P.
                                ----------------------------  -----------------------------  ----------------------------
                                              Percentage of                  Percentage of                 Percentage of
                                            September 1, 2005              September 1, 2005             September 1, 2005
                                                Beginning                      Beginning                     Beginning
                                  Amount     Net Asset Value     Amount     Net Asset Value    Amount     Net Asset Value
                                ----------  ----------------- -----------  ----------------- ----------  -----------------
                                    $               %              $               %             $               %
INVESTMENT INCOME
  Interest income (Note 2)         918,603         .27            479,599          .29        1,214,064         .28
                                ----------        ----        -----------        -----       ----------        ----
EXPENSES
  Brokerage fees (Note 2)        1,717,161         .50            835,136          .50        2,146,967         .50
  Management fees (Note 2 & 3)     758,412         .23            278,379          .17          715,655         .17
                                ----------        ----        -----------        -----       ----------        ----
   Total Expenses                2,475,573         .73          1,113,515          .67        2,862,622         .67
                                ----------        ----        -----------        -----       ----------        ----
NET INVESTMENT LOSS             (1,556,970)       (.46)          (633,916)        (.38)      (1,648,558)       (.39)
                                ----------        ----        -----------        -----       ----------        ----
TRADING RESULTS
Trading profit (loss):
  Realized                         473,347         .14         15,596,346         9.34        9,917,441        2.31
  Net change in unrealized      14,243,591        4.15        (15,930,060)       (9.54)       7,810,523        1.82
                                ----------        ----        -----------        -----       ----------        ----
   Total Trading Results        14,716,938        4.29           (333,714)        (.20)      17,727,964        4.13
                                ----------        ----        -----------        -----       ----------        ----
NET INCOME (LOSS)               13,159,968        3.83           (967,630)        (.58)      16,079,406        3.74
                                ==========        ====        ===========        =====       ==========        ====

                                       Morgan Stanley
                                   Charter Millburn L.P.
                                ---------------------------
                                             Percentage of
                                           September 1, 2005
                                               Beginning
                                  Amount    Net Asset Value
                                ---------  -----------------
                                    $              %
INVESTMENT INCOME
  Interest income (Note 2)        124,912         .25
                                ---------        ----
EXPENSES
  Brokerage fees (Note 2)         251,027         .50
  Management fees (Note 2 & 3)     83,676         .17
                                ---------        ----
   Total Expenses                 334,703         .67
                                ---------        ----
NET INVESTMENT LOSS              (209,791)       (.42)
                                ---------        ----
TRADING RESULTS
Trading profit (loss):
  Realized                      1,621,148        3.23
  Net change in unrealized        972,733        1.94
                                ---------        ----
   Total Trading Results        2,593,881        5.17
                                ---------        ----
NET INCOME (LOSS)               2,384,090        4.75
                                =========        ====

MORGAN STANLEY CHARTER SERIES
STATEMENTS OF CHANGES IN NET ASSET VALUE
FOR THE MONTH ENDED SEPTEMBER 30, 2005 (UNAUDITED)

                                                         MORGAN STANLEY                        MORGAN STANLEY
                                                      CHARTER CAMPBELL L.P.                  CHARTER MSFCM L.P.
                                              ------------------------------------- ------------------------------------
                                                   UNITS         AMOUNT    PER UNIT      UNITS         AMOUNT    PER UNIT
                                              --------------  -----------  -------- --------------  -----------  --------
                                                                   $          $                          $          $
Net Asset Value, September 1, 2005            28,898,763.743  343,432,105   11.88   10,429,037.539  167,027,170   16.02
Net Income (Loss)                                   --         13,159,968     .46         --           (967,630)   (.10)
Redemptions                                     (764,367.785)  (9,432,298)  12.34     (396,888.840)  (6,318,470)  15.92
Subscriptions                                    917,826.172   11,325,975   12.34       46,736.405      744,044   15.92
                                              --------------  -----------           --------------  -----------
Net Asset Value, September 30, 2005           29,052,222.130  358,485,750   12.34   10,078,885.104  160,485,114   15.92
                                              ==============  ===========           ==============  ===========

                                                         MORGAN STANLEY                       MORGAN STANLEY
                                                       CHARTER GRAHAM L.P.                 CHARTER MILLBURN L.P.
                                              ------------------------------------- -----------------------------------
                                                   UNITS         AMOUNT    PER UNIT     UNITS        AMOUNT    PER UNIT
                                              --------------  -----------  -------- -------------  ----------  --------
                                                                   $          $                        $          $
Net Asset Value, September 1, 2005            23,598,103.510  429,393,471   18.20   5,137,349.769  50,205,371    9.77
Net Income (Loss)                                   --         16,079,406     .68         --        2,384,090     .47
Redemptions                                     (623,901.370) (11,779,258)  18.88    (407,965.407) (4,177,566)  10.24
Subscriptions                                    473,690.770    8,943,281   18.88      38,002.931     389,150   10.24
                                              --------------  -----------           -------------  ----------
Net Asset Value, September 30, 2005           23,447,892.910  442,636,900   18.88   4,767,387.293  48,801,045   10.24
                                              ==============  ===========           =============  ==========

  The accompanying notes are an integral part of these financial statements. MORGAN STANLEY CHARTER SERIES
NOTES TO FINANCIAL STATEMENTS
(Unaudited)
--------------------------------------------------------------------------------
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
ORGANIZATION.  Morgan Stanley Charter Campbell L.P. ("Charter Campbell"),
Morgan Stanley Charter MSFCM L.P. ("Charter MSFCM"), Morgan Stanley Charter Graham L.P. ("Charter Graham"), and Morgan Stanley Charter Millburn L.P. ("Charter Millburn") (individually, a "Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage primarily in the speculative trading of futures contracts, options on futures contracts, and forward contracts on physical commodities and other commodity interests, including, but not limited to, foreign currencies, financial instruments, metals, energy, and agricultural products (collectively, "Futures Interests").
  The general partner for each Partnership is Demeter Management Corporation ("Demeter"). The non-clearing commodity broker is Morgan Stanley DW Inc. ("Morgan Stanley DW"). The clearing commodity brokers are Morgan Stanley & Co. Incorporated ("MS & Co.") and Morgan Stanley & Co. International Limited ("MSIL"). The trading advisor for Charter MSFCM is VK Capital Inc. ("VK Capital," formerly, Morgan Stanley Futures & Currency Management Inc.).
Demeter, Morgan Stanley DW, MS & Co., MSIL, and VK Capital are wholly-owned subsidiaries of Morgan Stanley.
  Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by Demeter and the limited partners based on their proportional ownership interests.
MORGAN STANLEY CHARTER SERIES
NOTES TO FINANCIAL STATEMENTS
(continued)
USE OF ESTIMATES. The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.
REVENUE RECOGNITION. Futures Interests are open commitments until settlement date, at which time they are realized. They are valued at market on a daily basis and the resulting net change in unrealized gains and losses is reflected in the change in unrealized trading profit (loss) on open contracts from one period to the next on the Statements of Operations. Monthly, Morgan Stanley DW credits each Partnership with interest income equal to 100% of its average daily funds held at Morgan Stanley DW. In addition, Morgan Stanley DW credits each Partnership with 100% of the interest income Morgan Stanley DW receives from MS & Co. and MSIL with respect to such Partnership's assets deposited as margin. The interest rates used are equal to that earned by Morgan Stanley DW on its U.S. Treasury bill investments. For purposes of such interest payments, Net Assets do not include monies owed to the Partnerships on forward contracts and other Futures Interests.
NET INCOME (LOSS) PER UNIT. Net income (loss) per unit of limited partnership interest ("Unit(s)") is computed using the weighted average number of Units outstanding during the period.
MORGAN STANLEY CHARTER SERIES
NOTES TO FINANCIAL STATEMENTS
(continued)
BROKERAGE AND RELATED TRANSACTION FEES AND COSTS. Each Partnership pays a flat-rate monthly brokerage fee of 1/12 of 6.00% of the Partnership's Net Assets as of the first day of each month (a 6.00% annual rate). Such fees currently cover all brokerage fees, transaction fees and costs, and ordinary administrative and offering expenses.
  Effective July 1, 2005, brokerage fees were reduced from 1/12 of 6.25% (a 6.25% annual rate) to 1/12 of 6.00% (a 6.00% annual rate) of the Partnership's Net Assets.
OPERATING EXPENSES. The Partnerships incur a monthly management fee and may incur an incentive fee. All common administrative and continuing offering expenses including legal, auditing, accounting, filing fees, and other related expenses are borne by Morgan Stanley DW through the brokerage fees paid by the Partnerships.
CONTINUING OFFERING. Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit at monthly closings held as of the last day of each month. No selling commissions or charges related to the continuing offering of Units are paid by the limited partners or the Partnerships. Morgan Stanley DW pays all such costs.
REDEMPTIONS. Limited partners may redeem some or all of their Units at 100% of the Net Asset Value per Unit as of the end of the last day of any month that is at least six month after the closing at which a person first becomes a limited partner. The Request for Redemption must be delivered to a limited partner's local Morgan Stanley Branch Office in time for it to be forwarded and received by the General Partner before the last day of the month in which the redemption is to be effective. Redemptions may only be made in whole Units, with a minimum of 100 Units required for each redemption, unless a limited partner is redeeming his entire interest in a particular Partnership.
MORGAN STANLEY CHARTER SERIES
NOTES TO FINANCIAL STATEMENTS
(continued)
  Units redeemed on or prior to the last day of the twelfth month from the date of purchase will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month from the date of purchase will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twenty-fourth month from the date of purchase will not be subject to a redemption charge. The foregoing redemption charges are paid to Morgan Stanley DW.
EXCHANGES.  On the last day of the first month which occurs more than six months after a person first becomes a limited partner in any of the Partnerships, and at the end of each month thereafter, limited partners may exchange their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreements) without paying additional charges.
DISTRIBUTIONS. Distributions, other than redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date. Demeter does not intend to make any distributions of the Partnerships' profits.
INCOME TAXES. No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.
MORGAN STANLEY CHARTER SERIES
NOTES TO FINANCIAL STATEMENTS
(continued)
DISSOLUTION OF THE PARTNERSHIPS. Charter MSFCM will terminate on December 31, 2025 and Charter Campbell, Charter Graham, and Charter Millburn will terminate on December 31, 2035 or at an earlier date if certain conditions occur as defined in each Partnership's Limited Partnership Agreement.
--------------------------------------------------------------------------------
2. RELATED PARTY TRANSACTIONS
Each Partnership pays brokerage fees to Morgan Stanley DW as described in Note
1. Each Partnership's cash is on deposit with Morgan Stanley DW, MS & Co., and MSIL in futures interests trading accounts to meet margin requirements as needed. Morgan Stanley DW pays interest on these funds as described in Note 1.
  Demeter, on behalf of Charter MSFCM and itself, entered into a Management Agreement with VK Capital to make all trading decisions for the Partnership. Charter MSFCM pays management and incentive fees (if any) to VK Capital.
--------------------------------------------------------------------------------
3. TRADING ADVISORS
Demeter, on behalf of each Partnership, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors are as follows:
Morgan Stanley Charter Campbell L.P.
  Campbell & Company, Inc.
Morgan Stanley Charter MSFCM L.P.
  VK Capital Inc.
  Effective April 28, 2005, Morgan Stanley Futures & Currency Management Inc. changed its name to VK Capital Inc.
Morgan Stanley Charter Graham L.P.
  Graham Capital Management, L.P.
Morgan Stanley Charter Millburn L.P.
  Millburn Ridgefield Corporation
MORGAN STANLEY CHARTER SERIES
NOTES TO FINANCIAL STATEMENTS
(concluded)
Compensation to the trading advisors by the Partnerships consists of a management fee and an incentive fee as follows:
MANAGEMENT FEE. Charter MSFCM, Charter Graham, and Charter Millburn each pays its trading advisor a flat-rate monthly fee equal to 1/12 of 2% (a 2% annual rate) of the Partnership's Net Assets under management by each trading advisor as of the first day of each month.
  Charter Campbell pays its trading advisor a flat-rate monthly fee equal to 1/12 of 2.65% (a 2.65% annual rate) of the Partnership's Net Assets under management as of the first day of each month.
INCENTIVE FEE. Each Partnership's incentive fee is equal to 20% of trading profits, paid on a quarterly basis for Charter MSFCM, and paid on a monthly basis for Charter Campbell, Charter Graham, and Charter Millburn.
  Trading profits represent the amount by which profits from futures, forwards, and options trading exceed losses after brokerage and management fees are deducted. When a trading advisor experiences losses with respect to Net Assets as of the end of a calendar month, or calendar quarter with respect to Charter MSFCM, the trading advisor must recover such losses before that trading advisor is eligible for an incentive fee in the future.
Managed futures investments are speculative, involve a high degree of risk, use significant leverage, are generally illiquid, have substantial charges, are subject to conflicts of interest, and are suitable only for the risk capital portion of an investor's portfolio. Before investing in any managed futures investment, qualified investors should read the prospectus or offering documents carefully for complete information with respect to charges, expenses, and risks. Past performance is no guarantee of future results.
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